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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17 OR 15D-17 THEREUNDER

                              Quest Medical, Inc.
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                 (Exact name of issuer as specified in charter)

                  One Allentown Parkway, Allen, Texas  75002
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                    (Address of principal executive offices)

 Issuer's telephone number, including area code  (214) 390-9800
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security:   Common Stock, par value $0.05 per share
2.       Number of shares outstanding before the change:   6,146,776
3.       Number of shares outstanding after the change:   7,754,121
4.       Effective date of change: See Items 5(a)(b)(c) below.
5.       Method of change:

         (a) Shares issued upon exercise of Stock Options. Quest has issued 90,678 shares of its Common Stock from time to time since April 7, 1995 (the date of its last Form 10-C filing).

         (b) On November 15, 1995 Quest issued 200,000 shares of its Common Stock as "earn-out" consideration in connection with its acquisition of Neuromed, Inc. The shares were issued from Quest's treasury shares.

         (c) On November 15, 1995, Quest issued 1,316,667 shares in connection with a public offering of Quest Common Stock. The shares were issued from Quest's treasury shares. The balance of shares in the Quest offering were sold by selling shareholders.

                                               QUEST MEDICAL, INC.

Date:  November 21, 1995                       By: /s/ F. Robert Merrill III
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                                                  F. Robert Merrill III
                                                  Chief Financial Officer